U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                       SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.     )

                                  INNOVATION HOLDINGS
                                     COMMON STOCK

                                      457697100
                                    (CUSIP NUMBER)


                           1901 Avenue of the Stars, Suite 1710
                               Los Angeles, Ca  90067


              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                   March 26, 2003

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of Above Persons (entities only):  MARC R. TOW, Social Security
No.:  ###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________

(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizen
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  6,245,000
_____________________________________________________________________

8.  Shared Voting Power:
_____________________________________________________________________

9.  Sole Dispositive Power:  6,245,000
_____________________________________________________________________

10. Shared Dispositive Power:
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  6,245,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  27.45%
_____________________________________________________________________

14.  Type of Reporting Person:  IN
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Innovation Holdings
Common Stock, $.001 par value
1901 Avenue of the Stars, Suite 1710
Los Angeles, CA  90067

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: Marc R. Tow

(b)  3900 Birch Street, Suite 113, Newport Beach, CA  92660

(c)  None

(d)  None

(e)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Marc R. Tow previously rendered certain legal services, and agreed to render future legal services for the Issuer in exchange for 6,245,000 shares of stock of the Issuer. Marc Tow currently owns 6,245,000 shares of common stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with an attorney to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, Marc
R. Tow previously rendered legal representation and business advice, and agreed to render future legal services, to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Marc R. Tow acquired 6,245,000 of the common shares of the Issued March 21, 2003 on March 26, 2003. After Marc R. Tow's acquisition of the aforementioned shares of the Issuer on March 26, 2003, such amount represented approximately 27.45% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:  March 28, 2003                     /s/  Marc R. Tow
                                          Marc R. Tow